UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

RedHill provides update on its Annual General Meeting of Shareholders

Nicolas A. Weinstein has notified RedHill Biopharma Ltd. (the “Company”) that due to personal reasons he wishes not to stand for re-election at the upcoming shareholder meeting scheduled for May 4, 2020 (the “General Meeting”). Accordingly, at the General Meeting the proposal to re-elect Mr. Weinstein to the Board of Directors for a one-year term (Proposal 3) will not be put to a vote and has been removed from the agenda.

The Company thanks Mr. Weinstein for his contributions as a director and wish him well in his future endeavors.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and on July 24, 2019 (File No. 333-232776) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: April 20, 2020	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer